

SEC ... COMMISSION
549

02005428

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
WASH. DC
385
SECTION

SEC FILE NUMBER
8- 51486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eitel & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6002 Brownsboro Park Blvd. Ste. D
(No. and Street)

Louisville (City) Kentucky (State) 40207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Eitel (502)895-3223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

H. Steven Plaut, PSC
(Name – *if individual, state last, first, middle name*)

6004 Brownsboro Park Blvd. Ste. B Louisville, Kentucky 40207
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3-18-02

OATH OR AFFIRMATION

I, Mary Eitel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eitel & Company, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Mary Eitel
Signature

PRES.
Title

Allison M. Nolan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EITEL & COMPANY

**FINANCIAL STATEMENTS
AND REPORTS OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT**

DECEMBER 31, 2001

H. STEVEN
PLAUT
P. S. C.
CERTIFIED
PUBLIC
ACCOUNTANT

H. Steven Plaut, CPA
Anthony B. Howard, CPA
Kimberly S. Taylor, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT ON BASIC FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

To the Officer of
Eitel & Company

I have audited the accompanying statement of financial condition of Eitel & Company, a Kentucky Sub-Chapter S-Corporation, as of December 31, 2001, and the related statements of operations, changes in financial condition, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eitel & Company as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

H Steven Plaut, PSC

H. Steven Plaut, PSC
Certified Public Accountant
Louisville, Kentucky

February 27, 2002

6004 Brownsboro Park Blvd., Suite B, Louisville, Kentucky 40207 • (502) 896-9215 • Fax (502) 893-8255

TABLE OF CONTENTS

EITEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash	$ 685
Receivable From Broker-Dealers and Clearing Organization	187
Prepaid Expenses	585
Deposits with Clearing Organization and Others	15,183
Investments	31,900
Total Assets	$ 48,540
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts Payable	$ 689
Total Liabilities	689
Stockholder's Equity	
Common Stock, $0.10 Par Value, Authorized 1,000 Shares, Issued 1000 Shares	100
Additional Paid - In Capital	16,561
Retained Earnings	31,190
Total Stockholder's Equity	47,851
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 48,540

The accompanying notes are an integral part of these financial statements.

EITEL & COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Commission Income	$ 15,439
Interest Income	883
Total Revenues	16,322
Operating Expenses	
Accounting and Consulting	1,785
Dues and subscriptions	150
Licenses and Permits	635
Office Expenses	4,104
Postage and Delivery	110
Bank and Clearing Charges	2,214
Total Operating Expenses	8,998
NET INCOME FROM OPERATIONS	$ 7,324

The accompanying notes are an integral part of these financial statements.

EITEL & COMPANY
STATEMENT OF CHANGES IN FINANCIAL CONDITION
DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 7,324
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) Decrease in Assets:	
Receivable From Broker-Dealers and Clearing Organization	2,406
12b-1 Fees Receivable	146
Prepaid Expenses	(585)
Increase (Decrease) in Liabilities:	
Accounts Payable, Accrued Expenses, and Other Liabilities	265
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,556
CASH FLOW FROM INVESTING ACTIVITIES	
Adjustments to Reconcile Net Income to Net Cash Provided by Investing Activities:	-
NET CASH USED BY INVESTING ACTIVITIES	-
CASH FLOW FROM FINANCING ACTIVITIES	
Adjustments to Reconcile Net Income to Net Cash Provided by Financing Activites:	
Distributions to Stockholder	(9,676)
NET CASH USED BY OPERATING ACTIVITIES	(9,676)
Net Cash Increase (Decrease) in cash	(120)
CASH AT BEGINNING OF YEAR	805
CASH AT END OF YEAR	$ 685

The accompanying notes are an integral part of these financial statements.

EITEL & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED ERNINGS	TOTAL
Balance, December 31, 2000	$ 100	$ 16,561	$ 33,542	$ 50,203
Net Income	-	-	7,324	7,324
Distributions to Stockholders	-	-	(9,676)	(9,676)
Balance, December 31, 2001	$ 100	$ 16,561	$ 31,190	$ 47,851

The accompanying notes are an integral part of these financial statements.

EITEL & COMPANY
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2001

NONE

The accompanying notes are an integral part of these financial statements.

EITEL & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Eitel & Company is a Kentucky Sub-Chapter S Corporation, organized and registered as a minimum net capital broker-dealer. The Company has registered with NASD and the SEC and meets all the licenses and regulatory requirements thereof. The Company exists primarily for regulatory purposes to allow its member and its employees to perform certain securities services that are subject to regulatory oversight.

As a minimum net capital broker-dealer, the Company does not hold customer securities or cash balances and, if and when its does process customer trades, clears such trades through other broker-dealers. As of December 31, 2001, the Company has not processed any customer transactions.

For purposes of the statement of changes in financial condition, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Investments represent securities not publicly traded and are stated at cost which approximates market value. The net realized and unrealized gains (losses) on investments, if any, are reflected in the statement of income.

The accompanying financial statements are prepared in accordance with generally accepted accounting principles, consistently applied (GAAP). It is the opinion of management that there are not material estimates necessary in the preparation of the Company's financial statements. As an S Corporation, the Company is not subject to income taxes; instead, the net earnings or loss is reported by its member on her individual income tax returns.

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to have maintained minimum net capital equal to the greater of $5,000 or 6.67% of aggregated indebtedness. As of December 31, 2001, the Company had net capital of $15,183, which was $10,183 in excess of its minimum requirement.

NOTE 3 – EXEMPTION FROM RULE 15C3-3

The Company is exempt form Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

SUPPLEMENTAL INFORMATION

EITEL & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2001

CAPITAL	$ 47,851
Deductions and/or Charges:	
Nonallowable Assets:	
Deposits with Clearing Organization and Others	183
Prepaid Expenses	585
Investments	31,900
TOTAL NET CAPITAL	$ 15,183
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition:	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 689
Total Aggregate Indebtedness	$ 689
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minumum Net Capital Required	$ 46
Minimum Dollar Net Capital	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 10,183
Excess Net Capital at 1,000% of Aggregated Indebtedness	$ 15,114
Percentage of Aggregated Indebtedness of Net Capital	4.5%
Percentage of Debt to Debt-Equity Computed in Accordance With Rule 15c3-1(d)	N/A

The accompanying notes are an integral part of these financial statements.

EITEL & COMPANY
NET CAPITAL RECONCILIATION PURSUANT TO RULE 17a-5(d)4
FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital, as reported by Company in Part IIA (unaudited) of Focus Report	$ 15,173
Increase in non-allowable assets	-
Net audit adjustments	10
Net capital as computed under Rule 15c3-1	$ 15,183

The accompanying notes are an integral part of these financial statements.

H. STEVEN
PLAUT
P. S. C.
CERTIFIED
PUBLIC
ACCOUNTANT

H. Steven Plaut, CPA
Anthony B. Howard, CPA
Kimberly S. Taylor, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing my audit of the financial statements and supplemental schedules of Eitel & Company (the Company), for the year ended December 31, 2001, I considered the Company's internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) listed additional objectives of the practices and procedures listed in the preceding paragraph.

6004 Brownsboro Park Blvd., Suite B, Louisville, Kentucky 40207 • (502) 896-9215 • Fax (502) 893-8255

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2001, to meet the SEC's objective.

This report is intended solely for the use of the Member, management, the SEC, NASD and other regulatory agencies that rely on rule 7a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

H Steven Plaut, PSC

H. Steven Plaut, PSC
Certified Public Accountant

February 27, 2002